

July 30, 2024

David Wilson
Chief Financial Officer
Powerfleet, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

>   **Re: Powerfleet, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **Amended Form 8-K Filed June 14, 2024**
>   **File No. 001-39080**

Dear David Wilson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amended Form 8-K filed on June 14, 2024

Unaudited Pro Forma Combined Financial Information

1.   We note you completed a business combination with MiX Telematics in which you acquired all of the issued and outstanding shares of MiX Telematics in exchange for 70,704,110 shares of your common stock. We also note that you had 37,229,000 shares of common stock outstanding as of December 31, 2023. In this regard, it appears that MiX Telematics obtained majority equity ownership in Powerfleet at the close of the transaction. Furthermore, we note you are changing your year end to the same year end historically used by MiX Telematics and that as part of the business combination with MiX Telematics, you expect to migrate your central corporate accounting function to MiX Telematics' central corporate accounting function and team. If MiX Telematics obtained control, explain why you accounted for the transaction as an acquisition rather than a business combination accounted for as a reverse acquisition and provide us with the authoritative guidance you relied upon in determining your accounting treatment. Refer to ASC 805-40.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mindy Hooker at 202-551-3732 or Hugh West at 202-551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing